MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1 - Reporting Issuer

SAND Technology Inc. ("SAND" or the "Corporation")
215 Redfern Avenue
Suite 410
Montréal, Québec H3Z 3L5

Item 2 - Date of Material Change

October 28, 2009.

Item 3 - Press Release

A press release was issued on October 28, 2009, copy of which is attached hereto.

The press release was release and filed with the securities regulatory authority in the province of Québec.

Item 4 - Summary of Material Change

SAND appoints Tom O’Donnell as President and Chief Executive Officer of the Corporation further to Arthur Ritchie’s resignation as President and Chief Executive Officer of the Corporation.

Item 5 - Full Description of Material Change

Co-Founder and the Chief Executive of SAND, Arthur Ritchie, announced today that on reaching the age of 65, he plans to retire and step down as CEO by the end of October. He has agreed to remain as the Corporation’s Chairman working in an advisory capacity. Additionally he will focus on assisting the CEO’s smooth transition including strengthening existing customer and partner relationships.

Tom O’Donnell, current board member and a major shareholder of SAND, will be appointed as President and CEO effective November 1, 2009. SAND will continue to be headquartered in Montreal. Tom O'Donnell is the CEO and founder of Edge Specialists – an independent software vendor of derivative trading tools. He is a co-inventor of two extensive trading software patents, a C.P.A. and a graduate of Harvard Business School. His extensive career in the software and financial markets makes him highly qualified for his new role.

Item 6 - Confidentiality of information

This report is not being filed on a confidential basis.

Item 7 - Omitted Information

N/A

Item 8 - Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Mr. Tom O’Donnell
(312) 260-5041
todonnell@edgespecialists.com

Item 9 - Date of Report

October 28, 2009.

Media	North America,	German/Central European	Investor Relations
Linda Arens	UK/ Western European Press	Press	de Jong & Associates
SAND Technology	Linda Arens	Maike Thiessen	ron@dejong.org
pr@sand.com	SAND Technology	SAND Technology GmbH	+1 760 943-9065
+1 650 726-7539	+1 650 726-7539	maike.thiessen@sand.com
+49 40 (0) 32005 836

SAND Technology CEO, Arthur Ritchie to Retire; Tom O’Donnell to Replace Him

Montreal, October 28, 2009: Co-Founder and the Chief Executive of SAND Technology, Arthur Ritchie, announced today that on reaching the age of 65, he plans to retire and step down as CEO by the end of October. He has agreed to remain as the company’s Chairman working in an advisory capacity. Additionally he will focus on assisting the CEO’s smooth transition including strengthening existing customer and partner relationships.

On behalf of the entire board and employees, Mr. George Wicker, member of the board, offered the following: “Arthur’s passion and dedication for the Company, its employees, customers and partners has been unyielding. He has worked tirelessly to build SAND over the years. We sincerely thank him for his leadership through SAND’s formative years and in building the Company’s unique culture and outstanding asset base – its people, its technology and its loyal customers.”

Tom O’Donnell, current board member and a major shareholder of SAND, will be appointed as President and CEO effective November 1, 2009. SAND will continue to be headquartered in Montreal. Tom O'Donnell is the CEO and founder of Edge Specialists – an independent software vendor of derivative trading tools. He is a co-inventor of two extensive trading software patents, a C.P.A. and a graduate of Harvard Business School. His extensive career in the software and financial markets makes him highly qualified for his new role.

The Company is being positioned to strengthen its financial growth and customer penetration. Arthur is pleased with SAND’s progress to date and especially by accomplishing a huge milestone in becoming a strategic partner with several major international companies, as well as achieving increasing sales of SAND’s high performance Nearline 2.0 solution within the rapidly increasing SAP BW market. He went on to say that Tom’s experience and sharp business acumen will be a valuable asset in taking SAND to the next level and leading the Company through the challenges and enormous opportunities ahead.

About SAND Technology

SAND Technology provides Data Management Software and Best Practices for storing, accessing, and analyzing large amounts of data on-demand while lowering TCO, leveraging existing infrastructure and improving operational performance.

SAND/DNA solutions include CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND/DNA has achieved "Certified for SAP NetWeaver" status and SAND Nearline Integration Controller has achieved "Powered by SAP NetWeaver" status.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

SAND Technology, Nucleus, N-Vector, and MPSO are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND/DNA Analytics, SAND/DNA aCRM, SAND Analytic Server, SAND Searchable Archive, SAND Extensible Warehouse, and all related SAND-, SAND/DNA, and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners.